SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

GULFPORT ENERGY CORPORATION
(Name of Issuer)

Shares of Common Stock, par value $.01 per share
(Title of Class of Securities)

402635304
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402635304
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	CD Holding Company, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	11,325,786
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	11,325,786
11	Aggregate Amount Beneficially Owned by Each Reporting Person	11,325,786
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	25.4%
14	Type of Reporting Person (See Instructions)	CO

CUSIP No. 402635304
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	11,325,786
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	11,325,786
11	Aggregate Amount Beneficially Owned by Each Reporting Person	11,325,786
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	25.4
14	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

This Amendment No. 12 to Schedule 13D modifies and supplements the Schedule 13D (the “Statement”) initially filed on July 22, 1997, amended and restated in its entirety by Amendment No. 1 to the Statement filed July 30, 1997, and further amended by Amendment No. [sic] 1 to the Statement filed on June 12, 1998, Amendment No. 3 to the Statement filed on January 21, 1999, Amendment No. 4 to the Statement filed October 20, 1999, Amendment No. 5 to the Statement filed on June 27, 2001, Amendment No. 6 to the Statement filed on April 9, 2002, Amendment No. 7 to the Statement filed on April 29, 2002, Amendment No. 8 to the Statement filed on September 28, 2004, Amendment No. 9 to the Statement filed on March 3, 2005, Amendment No. 10 to the Statement filed on May 3, 2006 and Amendment No. 11 to the Statement filed on February 5, 2007 with respect to the common stock, $0.01 par value per share (the "Common Stock"), of GULFPORT ENERGY CORPORATION, a Delaware corporation (the "Company").  Except to the extent supplemented by the information contained in this Amendment No. 12, the Statement, as amended as provided above, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 1.	Security and Issuer

The address of the principal executive offices of the Company is:

Gulfport Energy Corporation.
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

Item 2.	Identity and Background

(a)	This statement is filed by

(i)	CD Holding Company, LLC with respect to the shares of Common Stock owned by it; and

(ii)	Charles E. Davidson (“Mr. Davidson”) with respect to the shares of Common Stock beneficially owned by him;

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

(c)	CD Holding Company, LLC a privately held limited liability company of which Charles E. Davidson is the sole manager and controlling person.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	CD Holding Company, LLC is a Delaware limited liability company and Charles E. Davidson is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.	Purpose of Transaction.

Since the date of the last amendment to the Statement filed as aforesaid, the Company filed with the Securities and Exchange Commission (the “SEC”) a shelf registration statement on Form S-3 (File No. 333-168180) (the “Registration Statement”) on July 16, 2010, registering (i) shares of Common Stock and debt securities of the Company with an aggregate offering price not to exceed $100,000,000 to be offered and sold by the Company and (ii) up to an additional 16,246,074 shares of Common Stock to be offered and sold by certain selling stockholders named therein, of which an aggregate of 15,235,786 shares of Common Stock were registered for resale by Charles E. Davidson and CD Holding Company, LLC, an entity of which Mr. Davidson is the sole manager.  The Registration Statement was declared effective by the SEC on July 28, 2010.  On December 13, 2010, the Reporting Persons entered into that certain Underwriting Agreement, dated December 13, 2010, attached hereto as Exhibit A and incorporated by reference herein, with Johnson Rice & Company L.L.C. (the “Underwriter”) and the Company (the “Underwriting Agreement”), providing for an underwritten public offering of shares of Common Stock by the Reporting Persons (the “Offering”).  Pursuant to the Underwriting Agreement, the Reporting Persons agreed to sell to the Underwriter, and the Underwriter agreed to buy from the Reporting Persons, in the Offering an aggregate of 3,400,000 shares of Common Stock at a price of $19.40 per share under the Registration Statement and related prospectus supplement filed by the Company with the SEC on December 15, 2010.  In connection with the Offering, the Reporting Persons granted to the Underwriter a 30-day option to purchase up to an additional 510,000 shares of Common Stock at the same price per share, solely to cover over-allotments, which option was exercised by the Underwriter in full on December 15, 2010.  The Offering for an aggregate of 3,910,000 shares was completed on December 17, 2010.

In the Underwriting Agreement, the Reporting Persons agreed for a period of 120 days from December 13, 2010 not to, among other transactions, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any share of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, except for certain permitted transfers, including certain transfers to their affiliates, without the prior approval of the Underwriter.

An additional 11,325,786 shares of Common Stock owned by CD Holding Company, LLC remain registered for resale under the Registration Statement.  Subject to the restrictions on transfers set forth in the Underwriting Agreement and discussed above, CD Holding Company, LLC may sell additional shares in the future, but has no present plans to do so.

Item 5.	Interest in Securities of the Issuer

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 44,628,453 shares of Common Stock issued and outstanding as reported in the Company’s Prospectus Supplement filed with the Commission on December 15, 2010) are as follows:

CD Holding Company, LLC
(a) Amount beneficially owned:	11,325,786	Percent of class:	25.4%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			11,325,786
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			11,325,786

Charles E. Davidson
(a) Amount beneficially owned:	11,325,786	Percent of class:	25.4%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			11,325,786
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			11,325,786

Charles E. Davidson may, by reason of his status as the sole manager of CD Holding Company, LLC, be deemed to own beneficially the Common Stock owned by CD Holding Company, LLC.

Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D.

Item 6.                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Item 6 of their Schedule 13D, as amended, the Reporting Persons entered into the Underwriting Agreement on December 13, 2010 in connection with the Offering.  The Underwriting Agreement and the Offering are described in more detail under Item 4 above.  The Underwriting Agreement is also attached as Exhibit A hereto and is incorporated herein by reference.

Item 7.  Items to be Filed as Exhibits.

Exhibit A:                      Underwriting Agreement, dated December 13, 2010, by and among the Company, the Reporting Persons and the Underwriter.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2010

CD Holding Company, LLC

By:	/s/ Charles E. Davidson
Name:	Charles E. Davidson
Title:	Manager

/s/ Charles E. Davidson
Charles E. Davidson